17004900

SEC

Washington, D.C. 20549

Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2017

Washington DC 415

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SEC FILE NUMBER
8-066267

8-66267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovitz Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street, 27th Floor
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ted Rupp — 312-334-7317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Ted Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovitz Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President and Chief Financial Officer
Title

[signature]
Notary Public

OFFICIAL SEAL
LORRAINE CULLINA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/19/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Kovitz Securities, LLC

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kovitz Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 27, 2017

Kovitz Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	918,921
Receivable from clearing broker		69,335
Securities owned		99,839
Prepaid expense		31,419
Goodwill		1,051,713
Intangibles assets (net of accumulated amortization: $128,858)		1,235,751
Total assets	$	3,406,978
Liabilities and member's equity		
Accounts payable and accrued expenses	$	39,048
Payable to affiliates		205,599
Total liabilities		244,647
Member's equity		3,162,331
Total liabilities and member's equity	$	3,406,978

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Kovitz Securities, LLC (the Company) was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and commenced operations in May 2004. The Company is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services primarily in United States equity and fixed income securities with all transactions cleared on a fully disclosed basis through Pershing, LLC.

On January 1, 2016, Focus Operating, LLC (a wholly-owned subsidiary of Focus Financial Partners, LLC) acquired 100 percent of the outstanding membership interests of the Company. In conjunction with this transaction, Kovitz Investment Group Partners, LLC, a wholly-owned subsidiary of Focus Operating, LLC, purchased substantially all of the assets of Kovitz Investment Group, LLC. Prior to this transaction, Kovitz Investment Group, LLC was a Registered Investment Adviser and under common ownership with Kovitz Securities, LLC. In connection with the transaction, Kovitz Investment Group, LLC deregistered with the SEC. Accordingly, Kovitz Investment Group Partners, LLC replaced Kovitz Investment Group, LLC as the Company's affiliated Registered Investment Adviser. Kovitz Investment Group Partners, LLC (the RIA) is registered with the SEC under the Investment Advisers Act of 1940. The Company executes orders for accounts that are managed on a discretionary basis as directed by the RIA.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Commissions from securities transactions are recorded on trade date. Securities owned are recorded on a trade-date basis and at fair value.

In accordance with placement agreements entered into by the Company, the RIA, and certain private funds and their respective general partners, the Company serves as placement agent. Accordingly, the Company is responsible for collecting and subsequently remitting any fees that are payable to registered representatives for introducing investors to one of the applicable private funds specified in the placement agreements. Placement agent fee income is recorded upon receipt of the applicable fees by the RIA.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and

Note 1. Nature of Operations and Significant Accounting Policies – *Continued*

liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2016. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2013.

Goodwill: Goodwill is tested at least annually for impairment and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Intangible assets: Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of 90 days or less at date of acquisition, that are not held for sale in the ordinary course of business.

Recent accounting pronouncements: On May 28, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a new revenue recognition standard that eliminates the transaction and industry specific revenue recognition guidance under current U.S. GAAP and requires a company to recognize revenue at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 for non-public companies to annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12

Note 1. Nature of Operations and Significant Accounting Policies – *Continued*

months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not yet determined the potential effects of the adoption of ASU 2016-02 on its financial statements.

In January of 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment*, which amends how an entity measures a goodwill impairment loss by eliminating Step 2 from the annual or interim goodwill impairment test. The effective date for the Company is for annual or interim goodwill impairment tests in annual periods, including interim periods therein, beginning after December 15, 2020. Early adoption is permitted for annual or interim impairment tests performed with a measurement date after January 1, 2017. The Company is currently evaluating the impact of ASU 2017-04.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. Fair value of financial statements

Financial instruments are recorded on a trade-date basis and carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities owned consist of a U.S. Treasury bill that is on deposit with the Company's clearing broker and carried at fair value ($99,839 as of December 31, 2016), with the resulting unrealized gains and losses reflected in net gain (loss) on investments on the statement of income. The U.S. Treasury bill is valued using observable data such as bids and offers and classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Related Parties

The RIA performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company. Pursuant to a written agreement, the Company pays a management fee to the RIA for its allocated portion of these services. The RIA has an operating lease for rental of the office space used by the employees of the RIA and the Company. Lease expense is incurred by the RIA and is, amongst other expenses, factored into the management fee amount.

Focus Financial Partners, LLC procures products and services from third parties and allocates a portion of these overhead expenses to Kovitz Securities, LLC. Overhead expenses include charges for insurance premiums, technology expenses, internal control expenses and auditing fees. At December 31, 2016, the Company had a payable to Focus Financial Partners, LLC of $13,127 in connection with these overhead expenses.

KIG Management Group, LLC and its members (some of whom serve as officers to the Company and the RIA) provide oversite and other services to the Company and the RIA in exchange for a management fee, pursuant to a management agreement. The management agreement is for an initial term of six years. At December 31, 2016, the Company had a payable to KIG Management Group, LLC of $19,830 in connection with this management fee.

In accordance with placement agreements entered into by the Company, the RIA, and certain private funds and their respective general partners, the Company serves as placement agent. Accordingly, the Company is responsible for collecting and subsequently remitting any fees that are payable to registered representatives for introducing investors to one of the applicable private funds specified in the placement agreements.

Throughout the year, Focus Financial Partners, LLC served as a conduit for payments owed by the Company to KIG Management Group, LLC and its members. At December 31, 2016, the Company owed Focus Financial Partners, LLC $171,252 for amounts paid to KIG Management Group, LLC on the Company's behalf.

At December 31, 2016, the Company owed $1,390 to the RIA for customer fees incurred by the RIA that were subsequently reimbursed to an account maintained by the Company and custodied at Pershing, LLC.

As disclosed in Note 1, the Company provides brokerage services, represented as commission revenue in the statement of income, to the RIA for accounts managed by the RIA.

Note 4. Intangible Assets and Goodwill

As described in Note 1, on January 1, 2016, Focus Operating, LLC (a wholly-owned subsidiary of Focus Financial Partners, LLC) acquired 100 percent of the outstanding membership interests of the Company. In conjunction with this transaction, Kovitz Investment Group Partners, LLC, a wholly-owned subsidiary of Focus Operating, LLC, purchased substantially all of the assets of Kovitz Investment Group, LLC, which previously was under common ownership with Kovitz Securities, LLC.

Consideration provided to the sellers was determined based on a combined value of both the membership interests of the Company (membership interests) and the acquired assets of Kovitz Investment Group, LLC (acquired assets) on the date of acquisition. Within the purchase agreement between buyer and sellers, consideration was allocated between the membership interests and the acquired assets pro-rata based on historical as well as projected revenues of each.

Note 4. Intangible Assets and Goodwill – *Continued*

The purchase price associated with the acquisition of the membership interests and acquired assets that was specifically allocated to the membership interests of the Company is summarized as follows:

	January 1, 2016
Consideration:	
Cash due at closing	$ 2,996,250
Fair market value of estimated contingent consideration	75,000
Total consideration	**$ 3,071,250**
Allocation of purchase price:	
Total tangible assets	$ 763,235
Total liabilities assumed	(108,307)
Customer lists	1,212,541
Management contracts	152,068
Goodwill	1,051,713
Total allocated consideration	**$ 3,071,250**

Cash due at closing was paid directly to the selling members by Focus Financial Partners, LLC. Contingent consideration, also referred to as an earnout provision, was incorporated into the structure of the business transaction. This arrangement may result in the payment of additional purchase price consideration to the selling members based on the growth of certain financial thresholds for periods following the closing date. The Company recognizes the fair value of the estimated contingent consideration at the acquisition date as part of the consideration transferred in exchange for the outstanding membership interests.

In accordance with FASB Accounting Standards Codification Topic 805, *Business Combinations*, the transaction described above represents a business combination, and as such management has elected pushdown accounting. Accordingly, the stepped-up bases recorded by Focus Operating, LLC in its accounting for its acquisition of the Company are pushed down to the standalone financial statements of the Company.

At December 31, 2016, intangible assets recognized by the Company consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 1,212,541	$ (121,254)	$ 1,091,287
Management contracts	152,068	(7,604)	144,464
Total	**$ 1,364,609**	**$ (128,858)**	**$ 1,235,751**

Goodwill is recorded in the amount of $1,051,713 and remains unimpaired as of December 31, 2016.

Note 5. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6. Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are introduced to, custodied, and cleared through the Company's clearing broker, Pershing, LLC. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts receivable from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker and bank with which it conducts business.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and net capital requirements of $794,701 and $100,000, respectively. The Company's net capital ratio was 0.3078 to 1. The net capital rule may effectively restrict member distributions.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Kovitz Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kovitz Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

e. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******1064*******************ALL FOR AADC 606
66267 FINRA DEC
KOVITZ SECURITIES LLC
115 S LA SALLE ST 27TH FL
CHICAGO IL 60603-3801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ted Rupp, 312-334-7317

2. A. General Assessment (item 2e from page 2) $ 3,111

B. Less payment made with SIPC-6 filed **(exclude interest)** (1,446)

7/27/2016
Date Paid

C. Less prior overpayment applied (52)

D. Assessment balance due or (overpayment) 1,613

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and Interest due (or overpayment carried forward) $ 1,613

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 1,613

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovitz Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 23 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,227,249
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	17,543
Total additions	17,543
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	305
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	305
2d. SIPC Net Operating Revenues	$ 1,244,487
2e. General Assessment @ .0025	$ 3,111 (to page 1, line 2.A.)

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Kovitz Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Kovitz Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Kovitz Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (b) Kovitz Securities, LLC stated that Kovitz Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kovitz Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovitz Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 27, 2017

Kovitz Securities, LLC's Exemption Report

Kovitz Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ending December 31, 2016 without exception.

I, Steven E. Hengst, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Chief Compliance Officer

Title

February 27, 2017